Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014 and 2013
(unaudited)

Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2014

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of United States dollars)

	Note	September 30	December 31
		2014	2013
		$	$
Current assets
Cash and cash equivalents		135,174	415,657
Trade and other receivables	4	65,303	69,247
Marketable securities	5	98,450	129,267
Other current financial assets	6	19,036	10,000
Inventory	7	149,464	50,892
Assets held for sale		3,890	13,140
		471,317	688,203
Non-current assets
Property, plant and equipment	8	638,415	400,409
Deferred income tax assets		18,742	12,041
Value added tax receivable	9	29,513	62,423
Non-current inventory	7	13,464	8,318
Other non-current financial assets	6	21,543	19,847
Total assets		1,192,994	1,191,241

Current liabilities
Trade and other payables	10	107,897	104,124

Non-current liabilities
Deferred income tax liabilities		26,625	24,736
Close down and restoration provision		53,523	32,973
Convertible notes	11	194,570	187,130
Total liabilities		382,615	348,963

Shareholders' equity
Share capital		707,034	707,034
Other reserves		(22,742)	(29,628)
Equity component of convertible notes	11	68,347	68,347
Retained earnings		57,740	96,525
Total shareholders' equity attributable to our shareholders		810,379	842,278
Total liabilities and equity		1,192,994	1,191,241

The accompanying notes are an integral part of the consolidated financial statements
Approved by the Board of Directors and authorized for issue on November 5, 2014

“Richard D. Paterson”	“John Smith”
Richard D. Paterson, Director	John Smith, Director

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Loss
(expressed in thousands of United States dollars, except per share amounts)

	Note	Three months ended September 30		Nine months ended September 30
		2014	2013	2014	2013
		$	$	$	$

Revenue		79,269	43,944	177,292	125,660
Cost of sales	13	(73,011)	(38,212)	(154,088)	(124,461)
Income from mine operations		6,258	5,732	23,204	1,199

General and administrative expenses		(4,376)	(7,262)	(15,874)	(18,020)
Exploration, evaluation and reclamation expenses		(2,560)	(106)	(4,469)	(2,852)
Business acquisition costs		(263)	—	(5,299)	—
Impairment charges		—	—	—	(202,440)
Operating (loss)		(941)	(1,636)	(2,438)	(222,113)

Gain on sale of mineral property	8	—	—	9,240	—
Gain on derecognition of investment in associate		—	—	—	21,959
Interest earned and other finance income		578	1,936	2,767	4,209
Interest expense and other finance costs		(7,592)	(5,174)	(18,071)	(17,854)
Unrealized gain on derivatives		694	—	2,788	—
Other expense	14	(2,949)	(1,067)	(9,783)	(18,236)
Foreign exchange (loss)		(4,545)	(7,852)	(22,336)	(20,891)
(Loss) before tax		(14,755)	(13,793)	(37,833)	(252,926)

Income tax recovery (expense)		90	(513)	(952)	(1,884)

Net (loss) and net (loss) attributable to shareholders		(14,665)	(14,306)	(38,785)	(254,810)

Weighted average shares outstanding (thousands)
Basic		80,754	80,754	80,754	80,754
Diluted		80,754	80,754	80,754	80,754

(Loss) per share
Basic		$(0.18)	$(0.18)	$(0.48)	$(3.16)
Diluted		$(0.18)	$(0.18)	$(0.48)	$(3.16)
The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
(expressed in thousands of United States dollars)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
	$	$	$	$

Net (loss) for the period attributable to shareholders	(14,665)	(14,306)	(38,785)	(254,810)
Other comprehensive (loss) income
Items that may be or have been reclassified to net income or loss:
Unrealized (loss) gain on marketable securities, net of tax	(48,037)	6,771	3,215	(22,209)
Realized loss (gain) recycled to net income or loss	987	93	2,258	(38)
Share of other comprehensive (loss) of associate	—	—	—	(641)
Cumulative translation adjustment	—	(3)	—	(26)
Other comprehensive (loss) income	(47,050)	6,861	5,473	(22,914)
Total comprehensive (loss) attributable to shareholders	(61,715)	(7,445)	(33,312)	(277,724)
Total comprehensive (loss)	(61,715)	(7,445)	(33,312)	(277,724)
The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars)

	Note	Common Shares		Other	Equity component	Retained	Total
		Shares	Amount	reserves	of convertible notes	earnings	equity
		000's	$	$	$	$	$
Balance, January 1, 2013		80,747	706,901	24,016	—	321,522	1,052,439
Exercise of stock options	12	7	133	(56)	—	—	77
Equity-settled share-based compensation	12	—	—	580	—	—	580
Equity component of convertible debt	11	—	—	—	68,347	—	68,347
Total comprehensive (loss) for the period		—	—	(22,914)	—	(254,810)	(277,724)
Balance, September 30, 2013		80,754	707,034	1,626	68,347	66,712	843,719

Balance January 1, 2014		80,754	707,034	(29,628)	68,347	96,525	842,278
Equity-settled share-based compensation	12	—	—	1,413	—	—	1,413
Total comprehensive income (loss) for the period		—	—	5,473	—	(38,785)	(33,312)
Balance, September 30, 2014		80,754	707,034	(22,742)	68,347	57,740	810,379
The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of United States dollars)

	Note	Three months ended September 30		Nine months ended September 30
		2014	2013	2014	2013
		$	$	$	$
Cash flows from operating activities
Net (loss) for the period		(14,665)	(14,306)	(38,785)	(254,810)
Adjustments for:
Depreciation, depletion and amortization		9,474	9,630	21,474	30,141
Share-based payments		447	138	1,529	432
Net finance expense		7,014	3,238	15,304	13,645
(Gain) on sale of mineral property		—	—	(9,240)	—
Impairment charges and inventory write-downs		—	—	—	214,633
(Gain) on derivative instrument		(694)	—	(2,788)	—
Net (gains) on investment in associate		—	—	—	(23,037)
Other loss		2,733	534	8,995	18,242
Income tax (recovery) expense		(90)	513	952	1,884
Non-cash foreign exchange loss		4,526	7,377	17,594	17,452
Net changes in non-cash working capital items	17	(1,103)	(3,430)	584	9,651
Cash generated by operating activities before interest and income taxes recovered (paid)		7,642	3,694	15,619	28,233
Interest paid		(3,810)	(4,105)	(7,619)	(7,210)
Income taxes recovered (paid)		(211)	(3,524)	(2,944)	(11,892)
Cash generated (used) by operating activities		3,621	(3,935)	5,056	9,131
Cash flows from investing activities
Purchase of Marigold mine		7,268	—	(267,732)	—
(Increase) in restricted cash		(1,856)	(137)	(17,606)	(137)
Purchase of property, plant and equipment		(7,890)	(10,521)	(14,826)	(26,619)
Production stripping capitalized costs		(4,492)	(6,087)	(19,187)	(26,641)
Expenditures on exploration and development properties		(1,849)	(7,005)	(11,904)	(19,090)
Value added tax payments		(6,016)	(5,978)	(13,570)	(16,192)
Value added tax receipts		16,867	—	23,218	—
Proceeds from sale of mineral property	8	—	—	17,500	—
Proceeds from sale of marketable securities		29,027	—	39,267	—
Taxes paid on sale of mineral properties		—	—	(16,780)	—
Interest received		193	1,936	1,595	4,209
Dividends received		—	178	166	178
Cash generated (used) by investing activities		31,252	(27,614)	(279,859)	(84,292)
Cash flows from financing activities
Net proceeds from issuance of convertible notes		—	—	—	256,083
Repayment of convertible notes		—	—	—	(138,000)
Proceeds from exercise of stock options		—	—	—	77
Cash generated by financing activities		—	—	—	118,160
Effect of foreign exchange rate changes on cash and cash equivalents		(1,861)	(2,872)	(5,680)	(8,562)
Increase (decrease) in cash and cash equivalents		33,012	(34,421)	(280,483)	34,437
Cash and cash equivalents, beginning of period		102,162	435,805	415,657	366,947
Cash and cash equivalents, end of period		135,174	401,384	135,174	401,384

Supplemental cash flow information (note 17)
The accompanying notes are an integral part of the consolidated financial statements

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. ("we", "us" or "our") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Markets in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the acquisition, exploration, development and operation of precious metal resource properties located in the Americas. With the acquisition of the Marigold mine on April 4, 2014, we have two producing mines and a portfolio of silver resource dominant projects located throughout the Americas. Silver Standard Resources Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our strategic focus is to optimize the production of silver and gold from our Pirquitas mine in Argentina and Marigold mine in Nevada, U.S., respectively, and to advance other principal development projects including the Pitarrilla project in Mexico and the San Luis project in Peru and our other projects within our project pipeline towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation
These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2013.
These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has been restated.
The policies applied in these condensed consolidated interim financial statements are based on International Financial Reporting Standards ("IFRS") and these condensed consolidated interim financial statements were approved on November 5, 2014 by our Board of Directors. Following the acquisition of the Marigold mine on April 4, 2014, we have applied the following new accounting policies that were not previously applicable to our business. All other accounting policies applicable to the Marigold mine are consistent with those disclosed in our audited consolidated financial statements for the year ended December 31, 2013.

(i)	Business combinations
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred. The results of businesses acquired during the period are included in the consolidated financial statements from the effective date of acquisition. The identifiable assets, liabilities and contingent liabilities of the businesses which can be measured reliably are recorded at provisional fair values at the date of acquisition. Provisional fair values are finalized within 12 months of the acquisition date. Acquisition-related costs are expensed as incurred. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

(ii)	Revenue recognition for gold doré and bullion sales
Revenue from the sale of gold doré or bullion is recognized when the significant risks and rewards of ownership have passed to the buyer; it is probable that economic benefits associated with the transaction will flow to us; the sale price can be measured reliably; we have no significant continuing involvement; and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Typically, this is on the trade settlement date when funds are received.

(iii)	Leach pad inventory
The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process. Under this method, ore is stacked on leach pads and treated with a chemical solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered in doré. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mineral properties, and removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage.

(iv)	Property, plant and equipment
The following significant classes of depreciable plant and equipment were acquired with Marigold mine and their estimated useful lives are as follows:

Buildings	life of mine
Mobile equipment components	3 to 15 years

b)Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the condensed consolidated interim financial statements and related notes. There have been no significant changes to our significant accounting judgments and estimates from those disclosed in note 2 of the audited consolidated financial statements for the year ended December 31, 2013 other than those which related to the sale of the Challacollo project and the acquisition of the Marigold mine, as discussed below.

(i)	Deferred consideration
In February 2014, we completed the sale of our 100% interest in the Challacollo project (note 8) of which a portion of sale consideration is deferred. The deferred consideration is dependent on various uncertain events and assumptions, including estimation of the year in which commercial production may be reached, the share price of Mandalay Resources Corporation ("Mandalay") for the deferred shares, and the price of silver for the deferred silver bullion. The fair value of the deferred consideration is determined by considering various scenarios of discounting the expected cash flows using a risk-adjusted discount rate and applying probability aspects to the cash flows.

(ii)	Acquisition of the Marigold mine
Judgment is required to determine whether we acquired a business under the definition of IFRS 3, Business combinations ("IFRS 3"), and also the acquisition date when we obtained control over Marigold, which was the date that consideration is transferred and when we assumed the assets and liabilities.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the date of acquisition. The valuation of certain assets and liabilities requires significant management estimates and judgment. The value of the leach pad inventory requires an estimation of recoverable ounces, production profile, future metal prices and estimation of costs to complete the production process. Property, plant and equipment requires judgment over the appropriate fair value methodology to appraise the assets and various assumptions around estimated useful lives and current replacement costs. The mineral property valuation is based upon estimates of Mineral Reserves and Mineral Resources used in the life of mine plan, as well as estimates of future metal prices, production, costs, and economic assumptions around inflation rates and discount rates.

(iii)	Cost of sales and valuation of leach pad inventory
In determining cost of sales recognized in the consolidated statements of loss, we make estimates of quantities of ore stacked on leach pads and in process, and the recoverable gold in this material to determine the average costs of inventory sold during the period. Changes in these estimates can result in a change in cost of sales of future periods and carrying amounts of inventory.

(iv)	Estimated recoverable ounces
The carrying amounts of our mineral properties are depleted based on recoverable ounces contained in proven and probable Mineral Reserves. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to our mine plans and changes in metal price forecasts can result in a change to future depletion rates.

c)Pronouncements affecting our financial statements presentation or disclosure
The following new and amended IFRS pronouncements were adopted during the nine months ended September 30, 2014:

Levies imposed by governments
International Financial Reporting Interpretations Committee's ("IFRIC") Interpretation 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments, was effective for annual periods beginning on January 1, 2014. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. This did not have any significant impact on our current accounting for levies imposed by governments.

Impairment of assets
IAS 36, Impairment of assets, was amended to clarify disclosure requirements when recoverable amount is determined based on fair value less costs of disposal. The amendment was effective for annual periods beginning on January 1, 2014 and does not have a material impact on our consolidated financial statements.

d)Future accounting changes
The below new standard has been issued but is not yet effective:

Operating segments
IFRS 8, Operating segments was amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. The amendment was effective for annual periods commencing on or after July 1, 2014.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15 - Revenue from contracts with customers (“IFRS 15”) which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2017. We are currently evaluating the impact the standard is expected to have on our financial statements.

IFRS 9, Financial Instruments: Classification and Measurement
IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9") as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39), issued in November 2013, moved the mandatory effective date to January 1, 2018.

In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. We will quantify the effect in conjunction with the other phases, when the final standard, including all phases, is issued.

Amendments
Amendments to standards and interpretations include the following:

IFRS 7, Financial instruments: Disclosure: Amended to require additional disclosures on transition from IAS 39 to IFRS 9. Effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on us.

3.	PURCHASE OF MARIGOLD MINE

On April 4, 2014, we completed the acquisition of a 100% interest in the Marigold mine, an open pit operating gold mine in Nevada, U.S., from subsidiaries of Goldcorp Inc. and Barrick Gold Corporation for a purchase price of $267,732,000 after post-closing adjustments. The acquisition of Marigold accomplishes our strategic goal of adding an operating mine in a well-established, low-risk mining jurisdiction. The purchase price was paid in cash from our existing cash on hand.

The acquisition is a business combination and has been accounted for in accordance with the measurement and recognition provisions of IFRS 3, Business Combinations ("IFRS 3"). IFRS 3 requires that the purchase consideration be allocated to the assets acquired and liabilities assumed in a business combination based upon their estimated fair values at the date of acquisition.

The purchase price has been preliminarily allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Fair values are determined based on third party appraisals, discounted cash flow models, and quoted market prices, as deemed appropriate. This allocation is preliminary in nature as we are in the process of finalizing certain fair value assumptions, and this allocation may require adjustment in future periods. Acquisition costs, in the form of advisory, legal and other professional fees, which were associated with the transaction to acquire Marigold were expensed as incurred during the nine months ended September 30, 2014 in the amount of $5,299,000.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	PURCHASE OF MARIGOLD MINE (Cont'd)

The following table shows the preliminary allocation of the purchase price to assets acquired and liabilities assumed, based on estimates of fair value, including a summary of major classes of consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the acquisition date:

$
Purchase consideration	275,000
Working capital adjustment	(7,268)
Consideration	267,732

Trade and other receivables	5,162
Inventory	76,104
Property, plant and equipment
Mineral properties	50,823
Plant and equipment	157,880
Assets under construction	9,561
Trade and other payables	(17,067)
Close-down and restoration provision	(14,731)
Net identifiable assets acquired	267,732

Had the Marigold mine been consolidated from the start of January 1, 2014, our consolidated revenue for the nine months ended September 30, 2014 would have been approximately $222,928,000 and our consolidated net loss for the nine months ended September 30, 2014 would have been $38,516,000.

4.	TRADE AND OTHER RECEIVABLES

	September 30, 2014	December 31, 2013
	$	$
Trade receivables	28,266	43,516
Tax receivables	16,511	13,969
Value added tax receivables	13,322	5,915
Prepayments and deposits	6,187	4,853
Other receivables	1,017	994
	65,303	69,247

We expect full recovery of the trade receivables amounts outstanding and, therefore, no allowance has been recorded against these receivables. No trade receivables are past due and all are expected to be settled within twelve months.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5.	MARKETABLE SECURITIES

The movement in marketable securities during the nine months ended September 30, 2014 and the year ended December 31, 2013 is comprised of the following:

	September 30, 2014	December 31, 2013
	$	$
Balance, beginning of period	129,267	34,733
Additions	9,188	170,395
Disposals	(37,322)	(788)
Fair value adjustments through profit and loss	(6,891)	(12,099)
Fair value adjustments through OCI	9,774	(54,964)
Foreign exchange adjustments	(5,566)	(8,010)
Balance, end of period	98,450	129,267

6.	OTHER FINANCIAL ASSETS

	September 30, 2014		December 31, 2013
	Current	Non-current	Current	Non-current
	$	$	$	$
Restricted cash (1,2)	—	19,589	—	1,983
Deferred consideration	19,036	1,954	10,000	17,864
	19,036	21,543	10,000	19,847

(1)	We have cash and security deposits in relation to our close down and restoration provisions.

(2)
During the three months ended September 31, 2014, we entered into a six month Argentine peso denominated loan facility of an equivalent amount of $7,500,000 at an interest rate determined at time of draw. In the nine months ended and at September 30, 2014, no funds were drawn on this facility. The facility, which is for the purpose of funding operating needs, is secured by $7,500,000 of restricted cash in Canada.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	INVENTORY

	September 30, 2014	December 31, 2013
	$	$
Current:
Finished goods	30,770	16,181
Stockpiled ore	18,321	18,918
Leach pad inventory	73,612	—
Materials and supplies	26,761	15,793
	149,464	50,892
Non-current inventory (1)	13,464	8,318
	162,928	59,210

(1)
We hold low grade stockpiled ore and supplies that are expected to be used after one year, both of which are classified as non-current inventory. As of September 30, 2014, non-current inventory consisted of stockpiled ore of $5,794,000 (December 31, 2013 - $4,253,000) and materials and supplies of $7,670,000 (December 31, 2013 - $4,065,000).

The cost of inventory held at net realizable value ("NRV") at September 30, 2014 was $Nil (December 31, 2013 - $3,656,000).

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise the following:

	September 30, 2014
	Plant and equipment	Mineral properties	Assets under construction	Exploration and development expenditure	Total
Cost
Balance, January 1, 2014	261,195	34,160	10,337	238,508	544,200
Additions	9,249	23,913	8,089	11,332	52,583
Acquisition of Marigold mine (note 3)	157,880	50,823	9,561	—	218,264
Disposals	(6,286)	—	—	—	(6,286)
Costs written off (1)	—	—	—	(904)	(904)
Change in estimate of close down and restoration provision	—	6,534	—	141	6,675
Transfers	10,723	—	(10,723)	—	—
Balance, end of period	432,761	115,430	17,264	249,077	814,532

Accumulated depreciation
Balance, January 1, 2014	(118,707)	(25,084)	—	—	(143,791)
Charge for the period	(31,189)	(6,365)	—	—	(37,554)
Disposals	5,228	—	—	—	5,228
Balance, end of period	(144,668)	(31,449)	—	—	(176,117)

Net book value at September 30, 2014	288,093	83,981	17,264	249,077	638,415

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT (Cont'd)

	December 31, 2013
	Plant and equipment	Mineral properties	Assets under construction	Exploration and development expenditure	Total
Cost
Balance, January 1, 2013	295,987	141,092	18,791	234,547	690,417
Additions	1,082	27,188	28,085	19,905	76,260
Disposals and reclassifications (2)	(5,032)	—	—	(9,264)	(14,296)
Costs written off (1)	—	—	—	(7,155)	(7,155)
Change in estimate of close down and restoration provision	—	939	—	475	1,414
Impairment charges	(67,381)	(135,059)	—	—	(202,440)
Transfers	36,539	—	(36,539)	—	—
Balance, end of period	261,195	34,160	10,337	238,508	544,200

Accumulated depreciation
Balance, January 1, 2013	(90,792)	(18,976)	—	—	(109,768)
Charge for the period	(31,075)	(6,108)	—	—	(37,183)
Disposals	3,160	—	—	—	3,160
Balance, end of period	(118,707)	(25,084)	—	—	(143,791)

Net book value at December 31, 2013	142,488	9,076	10,337	238,508	400,409

(1)	Following reviews of our exploration and development property portfolio, we concluded that certain exploration properties had no future value and were written off.

(2)
On December 19, 2013, we entered into an agreement to sell our 100% interest in the Challacollo project in Chile. As such, the project was classified as held for sale at December 31, 2013 and removed from exploration and development expenditure.

Sale of Challacollo
On February 6, 2014, we completed the sale of our 100% interest in the Challacollo project located in Chile to Mandalay. Under the terms of the agreement, the total aggregate consideration was comprised of $7,500,000 in cash, 12,000,000 common shares of Mandalay with a fair value of $9,188,000, deferred consideration of 5,000,000 common of shares of Mandalay issued at the end of the first quarter in which commercial production has commenced, and cash equivalent of 240,000 ounces of silver paid in eight quarterly installments (based on the average quarterly silver price) beginning the quarter immediately following the quarter in which commercial production has commenced. In addition, we received a 2% net smelter return royalty on silver sales in excess of 36 million ounces, up to a maximum of $5,000,000 from the project. The fair value of consideration received was $18,644,000 and we recorded a gain on the sale of this mineral property of $9,240,000 before tax expense of $1,773,000.

During the nine months ended September 30, 2014, we sold all of the Mandalay shares received for proceeds of $9,279,000 recognizing a loss on disposal of $112,000.

15 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	VALUE ADDED TAX RECEIVABLE

	September 30, 2014	December 31, 2013
	$	$
Current	13,322	5,915
Non-current	29,513	62,423
	42,835	68,338

Value added tax ("VAT") paid in Argentina in relation to the Pirquitas mine became recoverable under Argentina law once the mine reached the production stage and we apply to the Argentina government to recover the applicable VAT on an ongoing basis. There have, at times, been significant delays in obtaining final approvals and, therefore, the collection of VAT and the classification reflects best estimates of timing of recoveries. Despite the procedural delays, we believe that the remaining balance is fully recoverable and have not provided an allowance.

The VAT receivables balance in Argentina is denominated in Argentine peso. Accordingly, foreign currency fluctuations could materially impact the value of the VAT receivables in U.S. dollars.

10.	TRADE AND OTHER PAYABLES

Trade payables and accrued liabilities are comprised of the following items:

	September 30, 2014	December 31, 2013
	$	$
Trade payables	20,188	11,014
Accrued liabilities	78,154	63,373
Value added tax payable	—	6,467
Income taxes payable	1,633	15,885
Current portion of close down and restoration provision	6,685	4,228
Accrued interest on convertible notes (note 11)	1,237	3,157
	107,897	104,124

As at September 30, 2014, accrued liabilities includes export duties on silver concentrate of $54,248,000 (December 31, 2013 - $48,169,000) (note 13).

11.	CONVERTIBLE NOTES

On January 16, 2013, we sold $265,000,000 of senior convertible unsecured notes (the "Notes") for net proceeds of $256,083,000 after payment of commissions and expenses related to the offering. The Notes mature on February 1, 2033 and bear an interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to us, holders of the Notes may be entitled to an increased conversion rate. The Notes are convertible into our common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $20.00 per common share.

We may not redeem the Notes before February 1, 2018, except in the event of certain changes in Canadian tax law. At any time on or after February 1, 2018, but before February 1, 2020, we may redeem all or part of the Notes for cash, but only if the last reported sale price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. On or after February 1, 2020, we may redeem the Notes in full or in part, for cash.

16 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	CONVERTIBLE NOTES (Cont'd)

Holders of the Notes have the right to require us to repurchase all or part of their Notes on February 1 of each of 2020, 2023 and 2028, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to the repurchase date.

At initial recognition, the net proceeds of the Notes were bifurcated into their debt and equity components. The fair value of the debt portion of $178,358,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 8.5%. The residual of $77,723,000 ($68,347,000 net of deferred tax) was allocated to equity. The Notes had a fair value of $204,050,000 as at September 30, 2014.

The debt portion has been designated as an 'other financial liability' and is recorded at amortized cost, net of transaction costs, and is accreted over the expected life using the effective interest method.

The movement in the debt portion of the Notes during the nine months ended September 30, 2014 and the year ended December 31, 2013 is comprised of the following:

	September 30, 2014	December 31, 2013
	$	$
Balance, beginning of period	190,287	—
Debt portion of net proceeds	—	178,358
Accretion of discount	7,440	8,772
Interest accrued in period	5,699	7,262
Interest paid	(7,619)	(4,105)
Balance, end of period	195,807	190,287
Accrued interest outstanding	(1,237)	(3,157)
Non-current portion of Notes outstanding	194,570	187,130

12.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)Stock options
The changes in stock options issued during the nine months ended September 30, 2014 and the year ended December 31, 2013 are as follows:

	September 30, 2014		December 31, 2013
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)

Outstanding, beginning of period	1,754,944	16.05	2,023,563	20.49
Granted	966,578	8.15	680,150	11.87
Exercised	—	—	(6,667)	(11.50)
Expired	—	—	(225,498)	(30.32)
Forfeited	(314,211)	(16.12)	(716,604)	(20.17)
Outstanding, end of period	2,407,311	12.87	1,754,944	16.05

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)

For options granted during the nine months ended September 30, 2014, the option valuations were based on an average expected option life of 4.2 years, a risk free interest rate of 1.6%, a dividend yield of nil, and volatility of 51.9%.
During the nine months ended September 30, 2014, options granted had an average fair value of C$3.42 per option.
(b)Deferred Share Units (“DSUs”)
During the nine months ended September 30, 2014 and the year ended December 31, 2013, the following DSUs were outstanding to non-executive directors:

	September 30, 2014	December 31, 2013
	Number of DSUs	Number of DSUs
Outstanding, beginning of period	251,019	150,117
Granted	75,809	100,902
Outstanding, end of period	326,828	251,019

The DSUs granted in the nine months ended September 30, 2014 had a fair value of C$8.81 per unit. The DSUs are cash-settled instruments and, therefore, the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses. As at September 30, 2014, the fair value of outstanding DSUs was C$6.83 per unit.

(c)Restricted Share Units (“RSUs”)
During the nine months ended September 30, 2014 and the year ended December 31, 2013, the following RSUs were outstanding to employees:

	September 30, 2014	December 31, 2013
	Number of RSUs	Number of RSUs
Outstanding, beginning of period	129,498	141,810
Granted	297,480	118,300
Settled	(50,405)	(53,286)
Forfeited	(13,503)	(77,326)
Outstanding, end of period	363,070	129,498

The RSUs granted in the nine months ended September 30, 2014 had a weighted average fair value of C$9.41 per unit. RSUs settled in the nine months ended September 30, 2014 were settled at a fair value of C$11.38 per unit. As at September 30, 2014, the fair value of outstanding RSUs was C$6.83 per unit.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)

(d)Performance Share Units (“PSUs”)
During the nine months ended September 30, 2014 and the year ended December 31, 2013, the following PSUs were outstanding to senior executives:

	September 30, 2014	December 31, 2013
	Number of PSUs	Number of PSUs
Outstanding, beginning of period	177,729	201,220
Granted	253,600	137,500
Settled	—	(46,700)
Forfeited	(58,524)	(114,291)
Outstanding, end of period	372,805	177,729

The PSUs granted in the nine months ended September 30, 2014 had a weighted average fair value of C$7.37 per unit. As at September 30, 2014, the weighted average fair value of outstanding PSUs was C$3.42 per unit.

(e)Share-based compensation
Total share-based compensation, including all equity and cash-settled arrangements, for the three and nine months ended September 30, 2014 and 2013 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
	$	$	$	$
Equity-settled
Cost of inventory	18	—	22	—
General and administrative expense	429	138	1,507	432
Property, plant and equipment	(42)	48	(116)	148
Cash-settled
Cost of inventory	49	7	312	94
General and administrative (recovery) expense	(1,102)	191	730	(1,775)
Property, plant and equipment	(94)	23	31	107
Total	(742)	407	2,486	(994)

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	COST OF SALES

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
	$	$	$	$
Cost of inventory	60,487	23,573	124,626	69,879
Depletion, depreciation and amortization	9,381	10,748	21,202	31,105
Export duties (1)	3,143	3,891	8,260	11,284
Write-down of stockpiles to NRV	—	—	—	12,193
	73,011	38,212	154,088	124,461

(1)
We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002 and the Federal Government has asserted that the Pirquitas mine is subject to this export duty. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court (Jujuy) in Argentina. The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority in Argentina filed an application with the Federal Court (Jujuy) to lift the Injunction and require payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014 and expect a decision before the end of the year.

As of September 30, 2014, we have paid $6,646,000 in export duties, against which we have filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrates but continue to accrue export duties. As at September 30, 2014, we have accrued a liability totaling $54,248,000 (December 31, 2013 - $48,169,000) for export duties with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant period. The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation. Changes in our assessment of this matter could result in material adjustments to our consolidated statement of loss.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	OTHER INCOME (EXPENSES)

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
	$	$	$	$
Unrealized gain (loss) on marketable securities (1)	1,202	—	(3,038)	(11,022)
(Loss) on sale of marketable securities	(3,730)	—	(5,219)	—
Write-down of mineral properties	(205)	(619)	(904)	(3,812)
(Loss) on disposal of fixed assets	(362)	—	(362)	—
Gain on dilution of associate	—	—	—	2,112
Share of net (loss) of associate	—	—	—	(1,033)
Write-down of assets held for sale	—	—	—	(3,875)
Dividend income	—	—	166	178
Other income (expenses)	146	(448)	(426)	(784)
	(2,949)	(1,067)	(9,783)	(18,236)

(1)
During the three and nine months ended September 30, 2014, we recorded unrealized gains and losses on previously impaired marketable securities and marketable securities classified as held-for-trading.

15.	OPERATING SEGMENTS

We are a resource company focused on the acquisition, exploration, development and operation of precious metal projects in the Americas.

An operating segment is defined as a component:

▪	that engages in business activities from which it may earn revenues and incur expenses;

▪	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

▪	for which discrete financial information is available.

We have identified operating segments based on the information used by our President and Chief Executive Officer (who is considered to be the chief operating decision maker) to manage the business. We primarily manage our business by looking at individual resource projects and typically segregate these projects between production, development and exploration.

For reporting purposes, exploration and development projects have been aggregated into a single reportable segment ‘exploration and development properties’ where they all have similar characteristics and do not exceed the quantitative thresholds for individual disclosure. The Pitarrilla project which, as of September 30, 2014, exceeds 10% of our total assets, has therefore been disclosed separately as a component.

The corporate division earns income that is considered incidental to our activities and therefore does not meet the definition of an operating segment. Consequently, the following reporting segments have been identified:

▪	Pirquitas mine;

▪	Marigold mine;

▪	Pitarrilla project; and

▪	other exploration and development properties.

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	OPERATING SEGMENTS (Cont'd)

The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended September 30, 2014	Pirquitas mine	Marigold mine	Pitarrilla project	Exploration and development properties	Other reconciling items (i)	Total
	$	$	$	$	$	$
Revenue	30,874	48,395	—	—	—	79,269
Cost of inventory	(22,399)	(38,088)	—	—	—	(60,487)
Depletion, depreciation and amortization	(5,640)	(3,741)	—	—	—	(9,381)
Export duties	(3,143)	—	—	—	—	(3,143)
Cost of sales	(31,182)	(41,829)	—	—	—	(73,011)
(Loss) income from mine operations	(308)	6,566	—	—	—	6,258

Operating (loss) income	(1,032)	6,447	(177)	1,274	(7,453)	(941)
(Loss) income before income tax	(6,461)	5,435	(176)	1,436	(14,989)	(14,755)

Interest income and other finance income	165	2	—	—	411	578
Interest expense and other finance costs	(2,253)	(158)	(1)	(25)	(5,155)	(7,592)
Income tax (expense) recovery	75	(419)	—	36	398	90

As at September 30, 2014
Total assets	322,590	348,074	128,706	146,320	247,304	1,192,994
Non-current assets	218,739	226,057	128,370	122,306	26,205	721,677
Total liabilities	(109,208)	(39,387)	(9,410)	(4,958)	(219,652)	(382,615)

Three months ended September 30, 2013	Pirquitas mine	Marigold mine	Pitarrilla project	Exploration and development properties	Other reconciling items (i, ii)	Total
	$	$	$	$	$	$
Revenue	43,944	—	—	—	—	43,944
Cost of inventory	(23,573)	—	—	—	—	(23,573)
Depletion, depreciation and amortization	(10,748)	—	—	—	—	(10,748)
Export duties	(3,891)	—	—	—	—	(3,891)
Cost of sales	(38,212)	—	—	—	—	(38,212)
Income from mine operations	5,732	—	—	—	—	5,732

Operating income (loss)	3,738	—	(12)	(162)	(5,200)	(1,636)
Write-down of assets	—	—	—	(619)	—	(619)
(Loss) income before income tax	(4,298)	—	(13)	(764)	(8,718)	(13,793)

Interest income and other finance income	1,651	—	—	—	285	1,936
Interest expense and other finance costs	(886)	—	(2)	(32)	(4,254)	(5,174)
Income tax (expense) recovery	(665)	—	—	551	(399)	(513)

As at December 31, 2013
Total assets	383,978	—	127,828	184,937	494,498	1,191,241
Non-current assets	241,739	—	124,858	134,586	1,855	503,038
Total liabilities	(106,118)	—	(10,445)	(29,156)	(203,244)	(348,963)

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	OPERATING SEGMENTS (Cont'd)

Nine months ended September 30, 2014	Pirquitas mine	Marigold mine	Pitarrilla project	Exploration and development properties	Other reconciling items (i)	Total
	$	$	$	$	$	$
Revenue	100,871	76,421	—	—	—	177,292
Cost of inventory	(62,480)	(62,146)	—	—	—	(124,626)
Depletion, depreciation and amortization	(16,757)	(4,445)	—	—	—	(21,202)
Export duties	(8,260)	—	—	—	—	(8,260)
Cost of sales	(87,497)	(66,591)	—	—	—	(154,088)
Income from mine operations	13,374	9,830	—	—	—	23,204

Operating income (loss)	12,286	9,313	(309)	444	(24,172)	(2,438)
(Loss) income before income tax	(12,182)	8,040	(592)	1,087	(34,186)	(37,833)

Interest income and other finance income	1,399	3	—	—	1,365	2,767
Interest expense and other finance costs	(4,006)	(315)	(3)	(88)	(13,659)	(18,071)
Income tax (expense) recovery	—	(345)	—	(27)	(580)	(952)

Nine months ended September 30, 2013	Pirquitas mine	Marigold mine	Pitarrilla project	Exploration and development properties	Other reconciling items (i, ii)	Total
	$	$	$	$	$	$
Revenue	125,660	—	—	—	—	125,660
Cost of inventory	(82,072)	—	—	—	—	(82,072)
Depletion, depreciation and amortization	(31,105)	—	—	—	—	(31,105)
Export duties	(11,284)	—	—	—	—	(11,284)
Cost of sales	(124,461)	—	—	—	—	(124,461)
Income from mine operations	1,199	—	—	—	—	1,199

Impairment charges	(202,440)	—	—	—	—	(202,440)
Operating (loss)	(204,792)	—	(9)	(629)	(16,683)	(222,113)
Write-down of assets	—	—	(3,875)	(3,812)	—	(7,687)
(Loss) before income tax	(226,385)	—	(3,887)	(4,573)	(18,081)	(252,926)

Interest income and other finance income	3,177	—	—	—	1,032	4,209
Interest expense and other finance costs	(2,696)	—	(4)	(83)	(15,071)	(17,854)
Income tax (expense) recovery	(6,587)	—	—	1,576	3,127	(1,884)

(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.
(ii) Includes our investment in Pretium Resources Inc. ("Pretium") until we discontinued equity accounting on May 10, 2013.

Segment revenue by product

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
	%	%	%	%
Silver	31	95	47	91
Gold	60	—	43	—
Zinc	8	5	9	9
Other	1	—	1	—

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Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	OPERATING SEGMENTS (Cont'd)

Segment revenue by location and major customers
Our Pirquitas mine sales are made to external customers located in various geographical areas. For the Pirquitas mine segment, we had six customers who individually accounted for between 10% and 19% of total revenue during the nine months ended September 30, 2014, and four customers who individually accounted for between 19% and 25% of total revenue during the nine months ended September 30, 2013. Marigold mine's principal product is gold doré with the refined gold bullion sold to one customer.

Non-current assets by location

	September 30, 2014	December 31, 2013
	$	$
United States	256,360	21,007
Argentina	227,518	259,450
Mexico	144,266	153,145
Peru	70,422	65,783
Canada	22,476	3,195
Chile	635	458
Total	721,677	503,038

16.	FAIR VALUE MEASUREMENTS

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the following valuation methodology utilized:

	Fair value at September 30, 2014				Fair value at December 31, 2013
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Recurring measurements
Trade and other receivables	—	28,266	—	28,266	—	43,516	—	43,516
Marketable securities	98,450	—	—	98,450	103,700	25,567	—	129,267
Deferred consideration	—	—	1,954	1,954	—	—	—	—
Trade and other payables	—	3,237	—	3,237	—	2,805	—	2,805
	98,450	31,503	1,954	131,907	103,700	71,888	—	175,588

Non-recurring measurements
Assets held for sale	—	—	—	—	—	—	3,876	3,876
Property, plant and equipment	—	—	—	—	—	—	222,169	222,169
	—	—	—	—	—	—	226,045	226,045

Fair values disclosed
Convertible notes (note 11)	204,050	—	—	204,050	191,487	—	—	191,487
	204,050	—	—	204,050	191,487	—	—	191,487

24 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	FAIR VALUE MEASUREMENTS (Cont'd)

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

Marketable securities, consisting of available-for-sale investments with no trading restrictions are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges. The fair value disclosed for the Notes is also included in Level 1, as the basis of valuation uses a quoted price in an active market.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

Marketable securities with certain trading restrictions are included in Level 2, as are trade receivables from provisional invoices for concentrate sales, as the basis of valuation uses quoted commodity prices. During the nine months ended September 30, 2014, we transferred the full amount of the marketable securities in Level 2 to Level 1 as the trading restrictions on them were removed.

Accrued liabilities relating to DSUs, RSUs, and PSUs are included in Level 2, as the basis of valuation uses quoted prices in active markets.

Level 3 – inputs for an asset or liability that are not based on observable market data (unobservable inputs)

The deferred consideration from the sale of the Challacollo project (note 8) is included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data as detailed in Note 2.

There were no transfers into or out of Level 3 during the nine months ended September 30, 2014 or 2013.

17.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three and nine months ended September 30, 2014 and 2013 are as follows:

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
	$	$
Trade and other receivables	(6,315)	(8,968)	14,636	982
Inventory	(4,272)	2,628	(16,386)	3,987
Trade and other payables	9,484	2,910	2,334	4,682
	(1,103)	(3,430)	584	9,651

25 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2014
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17.	SUPPLEMENTAL CASH FLOW INFORMATION (Cont'd)
During the three and nine months ended September 30, 2014 and 2013 we conducted the following non-cash investing and financing transactions:

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
	$	$	$	$
Shares received for sale of mineral property (note 8)	—	—	9,188	—
Deferred consideration received for sale of mineral property (note 8)	—	—	1,954	—
Transfer of share-based payment reserve upon exercise of stock options	—	—	—	(56)

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